Unit 408, 4th Floor, Building 51, No. 63, Zhichun Road Haidian District,

Beijing 100089 China

February 13, 2026

U.S. Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	LEMENG HOLDINGS LIMITED
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-268007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lemeng Holdings Limited, a Cayman Islands exempted limited company (the “Company”), hereby requests the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-1 (File No. 333-268007), as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2022, as amended (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

/s/ Baohua Feng

Chief Executive Officer